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13010672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8- 68429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Three Lakes Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3113 W. Beltline Hwy
(No. and Street)

Madison (City) WI (State) 53713 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher R. Henderson (608) 288-2731
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 East Wisconsin Avenue, 32nd Floor (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/13

400

THREE LAKES SECURITIES, LLC

Madison, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and For the Year Ended December 31, 2012

BAKER TILLY

Candor. Insight. Results.

THREE LAKES SECURITIES, LLC

Madison, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and For the Year Ended December 31, 2012

OATH OR AFFIRMATION

I, Christopher R. Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Three Lakes Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THREE LAKES SECURITIES, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the Sole Member of
Three Lakes Securities, LLC
Madison, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Three Lakes Securities, LLC (the "Company") as of December 31, 2012, and the related statements of income, changes in members' equity and cash flows for the year ended December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Three Lakes Securities, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 11, 2013

THREE LAKES SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2012

Assets	
Cash	$ 298,135
Prepaid expenses	5,466
Total assets	$ 303,601
Liabilities	
Accrued expenses	$ 10,918
Account executive advances	4,155
Total liabilities	15,073
Members' equity:	
Contributed capital	65,000
Retained earnings	223,528
Total members' equity	288,528
Total liabilities and members' equity	$ 303,601

See accompanying notes to financial statements.

THREE LAKES SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2012

Revenues	
Commissions income	$ 269,270
Total revenues	269,270
Expenses	
Commissions expense	81,630
Salaries and wages	28,000
Professional fees	19,059
Rent expense	4,000
Insurance expense	17,424
Regulatory expenses	6,437
Other	7,868
Total expenses	164,418
Net income	$ 104,852

See accompanying notes to financial statements.

THREE LAKES SECURITIES, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

	Contributed Capital	Retained Earnings	Total
Balances at January 1, 2012	$ 65,000	$ 118,676	$ 183,676
Net Income	-	104,852	104,852
Balances at December 31, 2012	$ 65,000	$ 223,528	$ 288,528

See accompanying notes to financial statements.

THREE LAKES SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2012

Operating activities	
Net income	$ 104,852
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	6,506
Increase in accrued expenses	10,496
Increase in account executive advances	4,155
Net cash provided by operating activities	126,009
Net increase in cash	126,009
Cash at beginning of year	172,126
Cash at end of year	$ 298,135

See accompanying notes to financial statements.

THREE LAKES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 – Organization Structure

Three Lakes Securities, LLC (the "Company"), a wholly owned subsidiary of M3 Insurance Solutions, Inc., was established in 2009 and is a limited purpose broker dealer. The Company is in the business of referring potential customers to another FINRA member broker. The Company shares in the commissions and fees earned through this referral. The Company received capital contributions from M3 Insurance Solutions for $65,000 in 2010. Three Lakes Securities, LLC began operations upon receiving approvals from the Financial Industry Regulatory Authority and the State of Wisconsin Department of Securities in January 2011.

NOTE 2 – Summary of Significant Accounting Policies

Cash

Cash consists of amounts held at a commercial bank in the form of a checking account.

Federal Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. As such, the Company's income, losses and credits are included in the income tax returns of its' sole member, M3 Insurance Solutions, Inc. Therefore, no provision for income taxes has been made on the Company. The Company does not recognize any tax liability or assets, deferred or current, on the financial statements. The Company is included in the consolidated federal and state income tax returns filed by the Parent.

There were no net uncertain tax positions that, if recognized, would affect the effective tax rate at December 31, 2012. The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes. At December 31, 2012, the Company had no accrued interest and penalties related to uncertain tax positions.

Revenue Recognition

Commission and sales charge revenues collected from various investors are recorded when earned. Commissions are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – Related-Party Transactions

During 2012, employee, facility, equipment, and other direct costs of approximately $39,600 were incurred by the Company and provided by M3 Insurance Solutions, Inc., in accordance with an expense-sharing agreement. These costs have been included in various line items in the Statement of Income.

NOTE 4 – Net Capital and Other Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Company is required to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000, as these terms are defined. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2012, the Company had net capital of $283,062, which was $278,062 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital at December 31, 2012, was .05 to 1.

NOTE 5 – Subsequent Events

The Company has evaluated subsequent events through February 11, 2013 which is the date that the financial statements were approved and available to be issued.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Sole Member of
Three Lakes Securities, LLC
Madison, Wisconsin

We have audited the financial statements of Three Lakes Securities, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 11, 2013, which contained an unmodified opinion of those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 11, 2013

THREE LAKES SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDENESS
PURSUANT TO RULE 15c3-1
December 31, 2012

Net capital	
Members' equity	$ 288,528
Less nonallowable assets and other deductions:	
Prepaid expenses	5,466
Total nonallowable assets and other deductions	5,466
Net capital before haircuts	283,062
Haircut on securities	-
Net capital	$ 283,062
Aggregate indebtedness	
Total liabilities	$ 15,073
Capital requirements	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Net capital in excess of requirement	278,062
Net capital as above	$ 283,062
Ratio of aggregate indebtedness to net capital	.05 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited December 31, 2012, Part 1L4 FOCUS filing.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Three Lakes Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Three Lakes Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Sole Member and Board of Directors of
Three Lakes Securities, LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of Three Lakes Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Sole Member, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 11, 2013

an independent member of
BAKER TILLY
INTERNATIONAL